February 4, 2009

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 2054

Re:	JMP Group Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-33448

Dear Mr. Woody:

JMP Group Inc. (the “Company”) is submitting this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2008. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience.

Form 10-K for the year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Predecessor and Successor

1. We note that you have presented a combined analysis of the results of operations for your Predecessor and Successor entities for 2007. Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to each combined number presented in your analysis.

Response:

The Company believes that the presentation of combined results of the Predecessor and Successor are excluded from the definition of non-GAAP financial measures because they are measures that were calculated using financial measures calculated in accordance with GAAP. In addition, the Company provided significant disclosure in its MD&A regarding the calculation and the usefulness of the presentation of the combined periods so that investors would have sufficient information upon which to understand and analyze our financial performance.

JMP Group Inc.
600 Montgomery Street	tel 415.835.8900
Suite 1100	fax 415.835.8910
San Francisco, CA 94111	www.jmpg.com

Exclusion from the Definition of “Non-GAAP Financial Measures”

In Release No. 33-8176 (January 22, 2003), wherein the Commission adopted the conditions for use of non-GAAP financial measures, the Commission stated its intention that the definition of “non-GAAP financial measures” should not capture measures of operating performance or statistical measures that do not have the effect of providing numerical measures that are different from the comparable GAAP measures. Accordingly, paragraph (e)(4)(ii) of Item 10 of Regulation S-K provides that non-GAAP financial measures exclude ratios or statistical measures calculated using exclusively one or both of: (A) financial measures calculated in accordance with GAAP; and (B) operating measures or other measures that are not non-GAAP financial measures. In our case, the Company’s presentation of combined Predecessor and Successor results were numerical measures calculated using exclusively financial measures calculated in accordance with GAAP. Consistent with the Commission’s stated intention in the adopting release; the Company believes the presentation of combined results does not have the effect of providing numerical measures that are different from the comparable GAAP measures. Our May 16, 2007 reorganization from a limited liability company to a corporation resulted in bifurcated reporting periods, even though nothing substantive about our operations had changed except for becoming a taxable entity and the discontinuation of income allocation to the limited liability members. In combining the Predecessor’s four-and-a-half-month results with the Successor’s seven-and-a-half-month results, we did not include or exclude any amounts that were required under GAAP. Our presentation did not provide numerical measures that are different from the comparable GAAP measures. The Company believes that its presentation of combined Predecessor and Successor results is analogous to statistical measures such as the amount of aggregate revenue generated over a five-year period, operating results covering a trailing twelve-month period, or the publication of consolidated financial statements that combine audited results of the issuer and its subsidiaries, all of which are not non-GAAP financial measures (assuming that each of the underlying amounts used in the calculations was a GAAP measure).

Disclosure Regarding the Use of Combined Predecessor/Successor Results

Despite the fact that we believe the presentation of combined results of the Predecessor and Successor are excluded from the definition of non-GAAP financial measures, in the interest of providing useful information and analysis to investors, the Company provided substantial disclosures throughout the MD&A regarding the Company’s use of combined Predecessor and Successor results. The following three paragraphs from pages 35 and 36 of the Form 10-K discuss the reasons why management believes that the combined results are useful to investors and the primary purpose of combining the two periods.

Predecessor and Successor

We have presented our historical financial results for the Predecessor and the Successor in the financial statements for the periods before and after the Reorganization on May 16, 2007. Despite the separate presentation, there were no material changes to the actual operations or customer relationships of our business as a result of the exchange of the membership interests of the Predecessor for shares of common stock of the Successor and the initial public offering of the Successor.

As the core operations of the Company have not changed as a result of the Reorganization, when evaluating our results of operations and financial performance, our management views the year ended December 31, 2007 as a single measurement period, rather than the two separate periods that are required to be reported under GAAP. We believe that comparisons between the Predecessor’s results for the year ended December 31, 2006 and either the Predecessor’s results for the period from January 1, 2007 to May 15, 2007 or the Successor’s results for the period from May 16, 2007 to December 31, 2007, may not provide users of our financial statements with all the information they may need to fully understand our operating and cash flow performance.

Consequently, to enhance the analysis of our operating results and cash flows, in our MD&A we have presented the operating results and cash flows of the Predecessor for the year ended December 31, 2006 and of the Predecessor and Successor on a combined basis for the year ended December 31, 2007. This combined presentation for the year ended December 31, 2007 represents a non-GAAP mathematical addition of the pre-reorganization results of operations and statements of cash flow of the Predecessor for the period from January 1, 2007 to May 15, 2007 and the results of operations and statements of cash flow of the Successor for the period from May 16, 2007 to December 31, 2007. The Successor conducted no material operational activities from the date of formation of JMP Holdings Inc. until the combination with JMP Group LLC on May 16, 2007. We believe that the combined presentation provides additional information investors can use to conduct a meaningful comparison of operating results and cash flows between periods. A reconciliation showing the mathematical combination of our operating results for such periods is included below under the headings “Historical Results of Operations” and “Liquidity and Capital Resources.”

As discussed in the above three paragraphs, the Company combined the Predecessor’s four-and-a-half-month results with the Successor’s seven-and-a-half-month results in order to present a comparable full twelve month period to other twelve month periods that are reported in the Company’s financial statements. The Company believes that it is useful to present the combined results because the actual operations of the Company did not change despite the change in corporate form from a limited liability company to a corporation. Also, an analysis of a bifurcated period of four and a half months and seven and a half months in the MD&A would not provide investors with useful information upon which to assess our operating performance because those bifurcated periods do not correspond to how we reported our results in the past, and they do not correspond to how we will report our results in the future. In future filings, we will improve our disclosure about the use of the combined Predecessor/Successor results to clarify that we believe they are excluded from the definition of non-GAAP financial measures, and we will provide additional disclosure regarding the purpose and the usefulness of the combined results consistent with this response.

Item 8.	Financial Statements and Supplementary Data

Pro Forma Statement of Income Information – C-Corp. (Unaudited), page 61

2. Please revise your pro forma financial information to disclose all adjustments made to arrive at pro forma net income, or tell us where this disclosure has been included in your filing.

Response:

The Company attempted to provide the pro forma information required under the guidance of the 2000 edition of the Division of Corporation Finance-Accounting and Disclosure Rules and Practices manual which was Staff practice at the time our Form 10-K was filed. The pro formas were included as the issuer was formerly a partnership that converted to a taxable entity, and the necessary pro forma adjustments included more than adjustments for taxes. Therefore, pro forma presentation was limited to the latest fiscal year in the 2007 Form 10-K. The Company inadvertently omitted a specific paragraph to explain why such pro forma information was required in the Form 10-K. However, the Company believes that the information describing the reorganization and tax status changes (which prompted pro forma disclosure requirements) was provided in note 1 and 2 of the Form 10-K and also the tax footnote.

The Company advises the Staff that the adjustments made to arrive at pro forma net income along with the appropriate footnote disclosures were included in the Form S-1 and all Form 10-Q (within the footnotes to the financial statements) filed during 2007.

The Company also advises the Staff that the pro forma statement of income information will not be included in our future filings as the Company will follow the guidance in Financial Reporting Manual 3410.1 and 3410.2.

Form 10-Q for the quarterly period ended September 30, 2008

4. Financial Instruments, page 12

3. We note that you have incurred a significant unrealized loss related to your investment in NYMT for the period. Explain to us how you have applied the guidance in Rules 3-09 and 10-01(b)(1) of Regulation S-X and paragraph 20d of APB 18 in determining whether you should include summarized financial information of NYMT in your filing.

Response:

As agreed with the Staff we are addressing the comment separately with the Division Chief Accounting Office.

Definitive Proxy Statement on Schedule 14A

Compensation Components, page 13

4. We note that you target total compensation and benefits, excluding equity awards, to be 60 percent of revenues each year. You also state under the “Cash Bonus” section on page 14 that the bonus pool has been targeted at 60 percent of revenues. Please explain to us how these two statements are consistent.

Response:

The reference to the bonus pool target at 60 percent of revenues was an inadvertent error. Our next proxy statement will clarify that the size of our total bonus pool for all employees is calculated in a manner that maintains our target of total compensation and benefits expense to revenues at a certain ratio depending on the mix of revenues achieved in such period as determined by management.

Base Salary, page 14

5. Please tell us the factors used to arrive at your decisions regarding the base salaries of your named executive officers. Include similar expanded disclosure of base salary awards in future filings. Please refer to Item 402(b) of Regulation S-K for guidance.

Response:

The factors that were used to arrive at the decisions regarding base salaries were cost of living, as well as using a general comparison, or “market check,” of base salaries at other firms in our industry. The Compensation Committee’s determination of base salaries did not utilize a benchmarking analysis, but rather reflects their judgment as to an appropriate amount of base salary in light of the Company’s model of maintaining low fixed costs and the potential for substantial upside compensation. We will provide additional information consistent with this response regarding the factors used to arrive at the decisions regarding the base salaries in our future proxy statements.

Cash Bonus, page 14

6. Please identify and quantify all of the operating performance measures used to determine cash bonus amounts. Also, describe in more detail the individual performance factors considered in determining cash bonuses; quantify those factors if possible or otherwise describe how they are measured. Provide disclosure in future filings and tell us how you plan to comply.

Response:

The Company informs the Staff that the 2007 cash bonuses were discretionary bonuses awarded outside of our Senior Executive Bonus Plan. The Compensation Committee does not use quantitative “targets” of various operating measures in determining the amount of discretionary cash bonuses. Rather, the Compensation Committee considers the quantitative and qualitative factors noted on page 14 of the proxy statement, and discussed in more detail below. In addition to general senior management responsibilities, each of our named executive officers has also management responsibility for a specific business unit of the Company. To determine the amount of bonus compensation, the Company evaluates and takes into consideration the following factors: (i) quantitative measures such as the profitability, revenues and growth of each business unit, as well as qualitative measures such as the performance and effectiveness of non-revenue generating functions (e.g., finance for our Chief Financial Officer); (ii) quantitative performance measures for the Company as a whole, such as revenues, profitability and growth; and (iii) qualitative factors such as implementation of strategic initiatives, and overall senior management skill and effectiveness. In addition, the Compensation Committee of the Company reviewed compensation recommendations from the Executive Committee, a third party compensation consultant report that provided summary data about executive officer compensation at comparable companies, and previous compensation paid. Ultimately, the Compensation Committee applies its discretion in determining an amount of bonus that it deems to be appropriate, based on its judgment and experience. As disclosed on page 13 of our proxy statement, the Compensation Committee did not apply “benchmarks” or other data-based formulas in determining a bonus amount.

7. Please explain what specific contributions to your business and revenue production were made by Messrs. Kilian, Lehmann and Mack that influenced your decision to award these named executive officers with cash bonuses. Similar disclosure of cash bonus awards should be included in future filings.

Response:

Messrs. Kilian and Mack are active in our investment banking operations, and Mr. Lehmann is active in our sales and trading operations. Consistent with the factors discussed in our response to Comment 6 and addressed below, the Compensation Committee awarded discretionary cash bonuses to Messrs. Kilian, Mack and Lehmann on the basis of their contributions to our performance in 2007. Messrs. Kilian and Mack were responsible for sourcing and executing certain transactions executed by our investment banking division. The amount of their bonuses was based in part on the gross amount of revenues from such transactions, depending on transaction type (i.e., public equity capital raises, private capital raises, M&A and advisory business), and was further refined by allocating overhead, resources and other costs to such gross amount.

With respect to Mr. Lehmann, he is responsible for, among other things, certain sales and trading accounts. These “house” accounts may be serviced by a number of individuals, but Mr. Lehmann retains ultimate responsibility for staffing such accounts and the relationships. Accordingly, he is compensated in part on the basis of commission revenues from such accounts according to our standard commission schedules for registered representatives.

We will provide similar disclosure in our next proxy statement.

8. In future filings, please identify and quantify the income performance target used to determine cash bonuses under your Senior Executive Bonus Plan.

Response:

The Company confirms that, in future proxy statements, it will identify and quantify the income performance target for the latest fiscal year that are used to determine cash bonuses under our Senior Executive Bonus Plan.

Equity Awards, page 15

9. We note your use of the term “breakpoints” to determine what portion of compensation will be paid in restricted stock units. Please explain what you mean by breakpoints and at what figure these breakpoints were set for 2007 compensation awards. Similar disclosure should be included in future filings.

Response:

Our 2007 compensation plan provided that aggregate compensation above and between certain dollar amounts would be paid in restricted stock units. “Breakpoints” means the incremental amounts above and between which a portion of total compensation (i.e., salary and bonus) would be payable in restricted stock units. We determined the breakpoints based on employee feedback regarding their desire for ownership of the Company and discussion of deferred compensation plans at other investment banking institutions. The breakpoints for total 2007 compensation were as follows:

Breakpoints	For each incremental level of compensation between,	the following incremental percentages will be paid in RSUs:
Breakpoint 1	$0 –$200,000	0%
Breakpoint 2	$200,000 – $400,000	10%
Breakpoint 3	$400,000 – $600,000	20%
Breakpoint 4	$600,000 – $1,000,000	30%
Breakpoint 5	$1,000,000+	40%

For example, a total 2007 compensation amount of $900,000 would result in $150,000 paid in the form of restricted stock units (($200,000 * 0%) + ($200,000 * 10%) + ($200,000 * 20%) + ($300,000 * 30%) = $150,000).

As noted on page 16 of our proxy statement, in 2007 our named executive officers received a higher percentage of RSUs than would otherwise be awarded to them under the breakpoints set forth above in order to align their interests with stockholders and to permit other employees to receive cash bonuses and remain within our target compensation ratio for such period.

We have revised our compensation program for 2008 based on peer analysis, employee feedback and the general market environment. This program provides that an employee may take the compensation indicated above and between the breakpoints below in either restricted stock or cash (which, for asset management personnel, may be invested in their fund and for others, in a money market account). These amounts serve as security for liquidated damages regarding certain employment covenants made by employees in connection with their receipt of such compensation and are released 50% at the end of each of the current and the subsequent calendar year.

We intend to use the following breakpoints for the amount of total 2008 compensation that will be subject to this program:

Breakpoints:	Incremental level of total compensation:	Incremental percentages subject to the program:
Breakpoint 1	$0 – $600,000	0%
Breakpoint 2	$600,000 – $1,000,000	30%
Breakpoint 3	$1,000,000 – $2,500,000	40%
Breakpoint 4	$2,500,000+	50%

We will disclose these breakpoints in our future proxy filings.

10. Please tell us how you determined the amount of equity-based compensation provided to each named executive officer, including a detailed discussion of the factors considered in making your determination. Similar disclosure should be included in future filings.

Response:

The determination of the amount of equity-based compensation generally is based upon the breakpoint formula discussed in our response to Comment 9. Accordingly, because equity-based awards generally are a percentage of a named executive officer’s total salary and bonus amounts, the factors discussed in our responses to Comments 6 and 7 above in determining bonus amounts are the most significant factors in determining the amount of equity-based compensation. In 2007, however, the Compensation Committee did not apply the breakpoint formula with respect to Messrs. Jolson, Johnson and Kilian. Upon the requests of Messrs. Jolson and Johnson, in order to align their interests with shareholders and to participate in potential equity upside and to permit other employees to receive cash bonuses within our targeted compensation ratio, the Compensation Committee decided to pay Messrs. Jolson’s and Johnson’s entire bonus amounts in the form of restricted stock units (instead of in the proportion of cash and RSUs based on the breakpoint formula discussed above). Also, upon the request of Mr. Kilian, the Compensation Committee determined to pay Mr. Kilian a higher percentage of his bonus compensation in the form of restricted stock awards than would have otherwise been awarded under the breakpoint formula discussed above. Messrs. Mack and Lehmann’s total compensation was paid in the proportion of cash and restricted stock units in accordance with the breakpoint formula described above.

CEO Compensation, page 16

11. Please explain how the four factors that you considered were evaluated and how they resulted in the compensation award for 2007. Similar disclosure should be included in future filings.

Response:

The Company informs the Staff that the four factors described in the CD&A regarding our CEO’s compensation were considered qualitatively by the Compensation Committee to inform its judgment and discretion in determining the CEO’s compensation. The Compensation Committee did not utilize a formulaic or statistical analysis in determining the CEO’s compensation. Future proxy statements will clarify the nature of the evaluation of factors by the Compensation Committee in determining the CEO’s compensation.

2007 Summary Compensation Table, page 17

12. Please tell us the amounts shown in the cash bonus column that were paid as cash bonuses and the amounts that were paid under the Senior Executive Bonus Plan. Provide appropriate clarification in future filings and tell us how you plan to comply.

Response:

The Company informs the Staff that none of the amount shown in the cash bonus column was paid under the Senior Executive Bonus Plan. Because the Senior Executive Bonus Plan is a “non-equity incentive plan,” any awards paid under that plan will be reported in a separate column for non-equity incentive awards.

*     *     *     *

In connection with the aforementioned responses, JMP Group Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (415) 835 8905.

Very truly yours,

/s/: Thomas B. Kilian
Thomas B. Kilian Chief Financial Officer

cc:	Andrew D. Thorpe, Esq., Morrison & Foerster LLP